United States securities and exchange commission logo





                             August 20, 2020

       John M. Butler
       President & CEO
       INSU Acquisition Corp. II
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: INSU Acquisition
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed July 30, 2020
                                                            File No. 333-240205

       Dear Mr. Butler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 30, 2020

       Financial Statements, page F-1

   1. Please tell us how you determined it would be appropriate to include unaudited interim results as of July 8,
2020 and for the period from January 1, 2020 through July 8, 2020.
                                                        Considering that you
report on a calendar year basis, it appears your interim reporting should be based on
calendar quarters. As such, it appears the interim financial information included in
this registration statement should be as of June 30, 2020 with any material subsequent
activity reported as in a subsequent event footnote to those financial statements.
 John M. Butler
FirstName LastNameJohn
INSU Acquisition Corp. II M. Butler
Comapany
August 20, NameINSU
           2020       Acquisition Corp. II
August
Page 2 20, 2020 Page 2
FirstName LastName
Exhibits

2.       We note that Section 9.3 of the Form of Warrant Agreement filed as
Exhibit 4.4 includes a
         choice of law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York).
         Please clarify for us if this provision is applicable to the warrant holders in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to warrants holders in this offering and to claims made under the federal securities laws, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Paul Cline at (202) 551-3851 or Shannon Menjivar at
(202) 551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or James Lopez at (202) 551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Mark Rosenstein